Cowen Prime Services LLC

Statement of Financial Condition
December 31, 2020

SEC ID 8-68531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cowen Prime Services LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Jordan   **646-690-3257**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *of individual, state last, first, middle name*)

345 Park Avenue   **New York**   **NY**   **10154**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Francis Jordan, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen Prime Services LLC, as of December 31st, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Jordan
_____
Francis Jordan
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation***.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement of Changes in Subordinated Borrowings.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
*** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Westminster Research Associates LLC is making this filing without a notarization.

Cowen Prime Services LLC
Index
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen Prime Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen Prime Services LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2021

Cowen Prime Services LLC
Statement of Financial Condition
December 31, 2020

(in thousands)

Assets		
Cash	$	8,415
Cash segregated in compliance with federal regulations		1,171
Deposits with clearing brokers		9,334
Receivables from brokers, dealers and clearing brokers		13,442
Securities owned, at fair value		1,566
Receivables on derivative contracts, at fair value		65
Other assets		435
Total assets	$	34,428
Liabilities and Member's Equity		
Liabilities		
Compensation payable	$	6,680
Due to related parties		1,077
Payables to brokers, dealers and clearing brokers		1,201
Payables on derivative contracts, at fair value		1,078
Accounts payable, accrued expenses and other liabilities		2,052
Total liabilities		12,088
Member's equity		22,340
Total liabilities and member's equity	$	34,428

The accompanying notes are an integral part of this financial statement.

Cowen Prime Services LLC
Notes to Financial Statement
December 31, 2020

1. Organization and Description of Business

Cowen Prime Services LLC (the "Company" or "CPS"), a Delaware limited liability company, is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., NASDAQ Stock Market, and NYSE Arca, Inc. The Company offers prime brokerage services and other related services to hedge fund managers, managed account platforms, institutional investors, family offices, and registered investment advisors.

The Company introduces securities transactions and agency trades to be cleared through clearing brokers on a fully disclosed basis and does not carry customer funds or securities.

The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA"). The Company is a wholly-owned subsidiary of Cowen PB Holdings LLC ("Cowen PB"), a wholly-owned indirect subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company has entered into a global foreign exchange operation during the year, offering foreign exchange (FX) options, FX spot trades and FX swaps to institutional clients. The Company's foreign exchange operations facilitates client trade execution on an agency basis earning commission income. Trades executed in conjunction with foreign exchange operations are cleared at a third-party clearing broker.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the fair value of securities, reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the accompanying financial statement.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA and Bank of America, N.A.

Cash Segregated in Compliance with Federal Regulations
Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under Securities Exchange Act of 1934 15c3-3(k)(2)(i). Cash segregated in compliance with federal regulations is concentrated at Bank of America, N.A.

Deposits with Clearing Organizations
Under the terms of the agreements between the Company and some of its clearing brokers, balances owed to clearing brokers are collateralized by certain of the Company's cash and securities balances that could be used to offset losses incurred by the clearing brokers on behalf of the Company's activities, if such losses were to occur.

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses

over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company identified fees and other receivables from non-related parties carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company determined that recognition of a cumulative effective adjustment was not necessary given the Company's expectation of credit losses at the date of adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Securities Transactions
Securities owned are recorded on a trade date basis at fair value.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the

instrument and does not necessarily correspond to the Company's perceived risk of that instrument. Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities
Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities may include active listed equities, unit investment trust (UIT), warrants, rights, preferred stocks and Exchange Traded Funds ("ETFs"). The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price. Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of equities where market data is not readily available or observable.

Derivative Contracts
Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives have inputs which can generally be corroborated by market data and are therefore classified within level 2. OTC derivatives where market data is not readily available or observable are classified as level 3.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Receivables From and Payables to Brokers, Dealers and Clearing Brokers
Receivables from and payables to brokers, dealers and clearing brokers generally include fees related to securities transactions, and receivables and payables for unsettled transactions.

Other Assets
Other assets consist primarily of fees receivables, prepaid soft dollar balances, and other miscellaneous receivables. Receivables are reported net of any allowance for credit losses and are assessed for collectability when aged over 90 days.

Due from/to Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company receives execution and clearing services for certain brokerage clients from affiliate broker-dealers. The Company additionally engages in interest sharing for securities financing transactions with affiliates.

Compensation Payable

Compensation is comprised of cash bonuses and equity-based compensation, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business segment, and the Company's performance.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued technology expenses, commissions payable to executing brokers, soft dollar payables and other miscellaneous liabilities.

Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. Effective on January 1, 2020, the Company early adopted FASB's guidance simplifying the accounting for income taxes. In conjunction with the adoption of this guidance, the Company has elected not to allocate the consolidated amount of current and deferred tax expense to the Company. As a result of the early adoption of the guidance, the Company recorded a distribution of deferred tax assets through equity in the amount of $1.2 million in the first quarter of 2020.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 6, "401(k) Savings Plan and Share-Based Compensation" for a description of these awards.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The guidance became effective for the Company on January 1, 2020. Please refer to Allowance for Credit Losses for more information.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company and the Company's Ultimate Parent early adopted the guidance effective on January 1, 2020. Upon adoption, the Company elected not to record its allocated amount of the consolidated current and deferred tax expense of the Ultimate Parent. As a result of the prospective adoption of the guidance, the Company has recorded a distribution of deferred tax assets, net of $1.2 million assets on the Company's financial statement.

Cowen Prime Services LLC
Notes to Financial Statement
December 31, 2020

3. Fair Value Measurements

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Valuation Committee as well as periodic reviews performed by the Ultimate Parent's Internal Audit Group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2020:

	Assets at Fair Value as of December 31, 2020			
(in thousands)	Level 1	Level 2	Level 3	Total
Receivable on derivative Contracts, at fair value				
Exchange-traded options	—	65	—	65
Total	$ —	$ 65	$ —	$ 65

	Liabilities at Fair Value as of December 31, 2020			
(in thousands)	Level 1	Level 2	Level 3	Total
Payables on derivative contracts, at fair value				
Exchange-traded options	—	1,078	—	1,078
Total	$ —	$ 1,078	$ —	$ 1,078

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2020:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Consolidated Statement of Financial Condition (a)	Net amounts included on the Consolidated Statement of Financial Condition	Gross Amounts not offset on the Statement of Financial Condition (a)	Net amounts
As of December 31, 2020					
Receivable on derivative contracts, at fair value	$ 65	$ —	$ 65	$ —	$ 65
Payable on derivative contracts, at fair value	1,078	—	1,078	—	1,078

(a) CPS does not have any additional financial instruments and cash collateral pledge posted subject to enforceable netting arrangements.

In accordance with US GAAP, UITs of $1.6 million are measured at fair value using the net asset value per share as a practical expedient, and are excluded from the table above.

The Company's direct involvement with derivative financial instruments include exchange-traded options. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, and changes in the liquidity of markets. The quantity of the exchange-traded options in receivable and payable from derivatives is 86 contracts.

4. Receivables from and Payables to Brokers, Dealers and Clearing Brokers

Receivables from and payables to brokers, dealers and clearing brokers includes commissions and fees related to securities transactions and net receivables and payables for unsettled transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2020, consist of the following:

(in thousands)	Receivables	Payables
Clearing brokers	$ 13,147	$ —
Commissions	295	1,201
Total	$ 13,442	$ 1,201

5. Transactions With Related Parties

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC"), in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other operational support to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are allocated based on time, usage and headcount. Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and settled net with CSC. At December 31, 2020, the net payable due to CSC of $1.1 million is included in due to related parties on the statement of financial condition.

In addition, the Company has a service level agreement with Cowen International Limited in which Cowen International Limited provides administrative services to the Company. Indirect expenses under this arrangement are allocated based on time, usage and headcount.

The Company shares commissions with Cowen and Company, LLC ("Cowenco"), an affiliated broker-dealer for introduced clients. The Company shares interest revenue for securities financing transactions with Cowenco. The Company engages Cowenco, to provide clearing services for certain introduced customers.

During the year ended December 31, 2020, the Company incurred expenses to an affiliated broker-dealer, ATM Execution LLC ("ATM"), for algorithmic trading services.

Cowen Prime Services LLC
Notes to Financial Statement
December 31, 2020

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed as part of the commission sharing agreement. The Company pays an administration fee as part of the agreement.

6. 401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Deferred Cash Awards
Under the 2010 and 2020 Equity and Incentive Plans (the "Equity Plans"), the Company awarded $0.2 million of deferred cash awards to its employees during the twelve months ended December 31, 2020. These awards vest over a four year period and accrue interest at 0.70% per year. As of December 31, 2020, the Company had unrecognized compensation expense related to deferred cash awards of $0.3 million.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2020, there were 2.4 million shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2020:

	Nonvested Restricted Shares and Stock Units	Weighted- Average Grant-Date Fair Value
Balance at beginning of year	28,898	$ 15.28
Granted	50,870	17.50
Vested	(15,386)	18.37
Transferred	2,041	15.47
Balance at end of year	66,423	$ 16.27

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

As of December 31, 2020, the Company had $0.3 million of unrecognized compensation cost related to grants of nonvested restricted shares. That cost is expected to be recognized over a weighted-average period of 2.59 years.

7. Commitment and Contingencies

Commitments

The Company entered into agreements with certain information technology and clearing services providers including Bloomberg LP and Hazeltree Fund Services. As of December 31, 2020, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2021	$	728
2022		384
2023		—
Total	$	1,112

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most SEC registered broker-dealers, the Company receives regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations ("SROs") and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

8. Regulatory Reporting

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17. The Company has elected to compute net capital under the alternative method permitted by SEC Rule 15c3-1. Under the alternative method, the Company's minimum net capital, as defined in (a)(1)(ii) of SEC Rule 15c3-1, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. As of December 31, 2020, the Company had net capital of approximately $18.6 million, which was approximately $18.3 million in excess of its minimum net capital requirement. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company claims exemption from SEC's Customer Protection Rule 15c3-3 ("SEC Rule 15c3-3") under subparagraph (k)(2)(ii) since it introduces securities transactions to be cleared through clearing brokers on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing

broker-dealers that carry those accounts. In addition, the Company claims an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities and processes all customer cash transactions through a special reserve bank account for the exclusive benefit of customers.

The Company maintains certain assets in proprietary accounts ("PAB accounts") held at its various clearing brokers, and those balances are considered allowable assets for net capital purposes, pursuant to agreements between the Company and its clearing brokers, which require, among other things, that the clearing brokers perform computations for PAB account and segregate certain balances on behalf of the Company, if applicable.

9. Off-Balance-Sheet Arrangements, Market Risks and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2020. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and its role as a financial intermediary in customer trading. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking.   The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

Securities transactions are introduced by the Company to be cleared through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that an estimable loss cannot be assigned. At December 31, 2020, the Company had recorded no liability.

Cowen Prime Services LLC
Notes to Financial Statement
December 31, 2020

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client equity trades are settled two business days after trade date; fixed income and options trades are settled the next day. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

10. Subsequent Events

The Company has evaluated events through February 26, 2021 and has determined that there were no subsequent events requiring adjustment or disclosure to the financial statement.